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Youri Benoiston · 1st

Innovative construction developer, founder and CEO at OCULIS Mountain side.

-  OCULIS MOUNTAIN SIDE

United States · **Contact info**

869 followers · **500+ connections**

5 mutual connections: Jonny Price, Fares Ksebati, and 3 others

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About

I'm a developer working to better the world with original and out of the box sustainable lodging accommodation . My expertise includes all aspects of construction developments, project design, management, research ar ... see more

Experience



Founder and CEO

OCULIS MOUNTAIN SIDE · Full-time

Jun 2020 – Present · 1 yr 5 mos

Washington, United States

CEO and founder of Igloo beach lodge

Igloo beach lodge · Self-employed
Jun 2018 – Jan 2020 · 1 yr 8 mos
Quepos, Puntarenas, Costa Rica

 helped me get this job

Founder, developer of a 24 rooms hotel/restaurant on the beaches of Manuel Costa Rica. In charge of all aspects of the development.

Managing partner

Dragon in the squares · Full-time
Jan 2006 – Jan 2012 · 6 yrs 1 mo
Greater New York City Area

Managing partner in a 4 story club and cabaret in the heart of Times squares.

Managing Partner

Waikiki wally's
Jul 2006 – 2009 · 3 yrs
Greater New York City Area

Managing partner. Bar restaurant.

Skills & endorsements

 **Food & Beverage** · 16

Christine Chua and 15 connections have given endorsements for this skill

 **Restaurants** · 15

Christine Chua and 14 connections have given endorsements for this skill

 **Food** · 10

Christine Chua and 9 connections have given endorsements for this skill

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